UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41124

CRYPTO 1 ACQUISITION CORP

(Exact name of registrant as specified in its charter)

1221 Brickell Avenue, Suite 900

Miami, Florida 33131
(305) 347-5140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and three-quarters of one Redeemable Warrant
Class A ordinary shares, par value $0.0001 per share
Warrants, each exercisable for one Class A ordinary share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Crypto 1 Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 23, 2022	By:	/s/ David Hytha
		Name:	David Hytha
		Title:	Chief Financial Officer